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BRASCAN                                                             NEWS RELEASE
CORPORATION

                           BRASCAN CORPORATION ANNOUNCES
                              NORMAL COURSE ISSUER BID

TORONTO, APRIL 17, 2001 - Brascan Corporation announced today that it has received approval from The Toronto Stock Exchange for its proposed normal course issuer bid to purchase up to 8,652,276 Class A Limited Voting Shares (the "Class A Shares") representing approximately 5% of the 173,045,521 currently outstanding Class A Shares. Purchases pursuant to the bid will be made through the facilities of The Toronto Stock Exchange and the New York Stock Exchange. The period of the normal course issuer bid will be from April 19, 2001 to April 18, 2002, or such earlier date as Brascan may complete its purchases. The prices which Brascan will pay for any Class A Shares purchased through the facilities of the Exchange will be the market price of the Class A Shares at the time of acquisition. Any Class A Shares acquired by Brascan will be cancelled.

Under a previous normal course issuer bid which ran from April 3, 2000 to April 2, 2001, Brascan purchased 5,485,700 Class A shares through open market purchases on The Toronto Stock Exchange. During 2000, Brascan also acquired $50 million of its Series II Convertible Notes, equivalent to 1.6 million Class A Shares.

Brascan believes that from time to time, the market prices of its Class A Shares may not fully reflect the value of its business and its future business prospects. The company believes that its outstanding Class A Shares currently represent an attractive investment to Brascan and an appropriate and desirable use of its available funds.


                               * * * * * * * * * *

BRASCAN CORPORATION is focused on increasing shareholder value through its ownership interests in businesses with leadership positions in the property, natural resources, energy and financial services industries. The Brascan group employs over 50,000 people in managing and operating more than 120 major production facilities in North and South America and Europe. Brascan is listed on The Toronto Stock Exchange and the New York Stock Exchange under the symbol BNN.

For more information, please visit our web site at www.brascancorp.com or contact the following individuals:

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MEDIA:                   INVESTORS AND FINANCIAL ANALYSTS:
Robert J. Harding        Richard Legault                           Katherine C. Vyse
Chairman                 Senior Vice-President and                 Vice-President,
416-363-9491             Chief Financial Officer                   Investor Relations
                         416-956-5183                              416-369-8246
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